Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 23, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1168
        Income & Treasury Limited Duration Portfolio of Funds, Series 35
                       File Nos. 333-194244 and 811-03763

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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1168, filed on February 28, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Income & Treasury Limited Duration Portfolio of Funds, Series 35 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Please consider moving the duration example in the first paragraph to the risk section.

     Response: The duration example has been moved to the risk section.

Investment Summary -- Security Selection

     2. In the first sentence of the second paragraph, please add "substantially all of their assets" after "Closed-End Funds that invest."

     Response: The disclosure has been revised as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren